September 8, 2006

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the fiscal year ended December 31, 2005 File No. 1-10110

Ms. Cecilia D. Blye
Mr. Jack Guggenheim
 United States Securities and Exchange Commission
Office of Global Security Risk
Division of Corporation Finance
450 Fifth Street, N.W.
 Washington, D.C. 20549-0406

Dear Ms. Blye and Mr. Guggenheim:

     Thank you for your letter dated August 14, 2006, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “ Staff”) of the United States Securities and Exchange Commission (the “ SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as “we”), which was filed with the Commission on July 7, 2006.

     We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and have used captions in our responses which follow each comment.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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  BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-374-4367 or fax: 011-34-91-374-6521, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ José Sevilla Álvarez

José Sevilla Álvarez Head of the Office of the Chairman of Banco Bilbao Vizcaya Argentaria, S.A.

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ANNEX A

Response to Comments Raised by the Staff
in the Letter Dated August 14, 2006

General-

1.	We note that on page 91 of your 20-F you state that you have employees in Cuba and Iran. Part III of Exhibit 8.1 to the 20-F indicates that you use the equity method to account for your interest in a Cuban company, Aurea, S.A. We also note a March 15, 2005, news article that states a subsidiary of BBVA and the Export Development Bank of Iran will jointly finance importing from Iran. In addition, we note that you state on your website that you have operations in Cuba and Iran.

In light of the fact that Cuba and Iran are countries identified by the U. S. State Department as state sponsors of terrorism, and subject to U. S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss financing and/or other services provided to, and other contacts with, the governments of these countries, including government-owned or controlled entities, as well as with private parties in these countries. Please also describe any potential or actual financing related to dual use or military use products.

General

     In an effort to ensure compliance with applicable anti-money laundering and anti-terrorist financing laws and regulations and to prevent our products and services from being used for criminal purposes, BBVA has implemented a money laundering risk management model. This model includes: an organizational structure; policies, procedures and internal controls; employee training; and independent review and evaluation of the model. The model, which has been developed by our Internal Control — Anti-Money Laundering and Counter-Terrorism Financing Department, applies to all BBVA business units. BBVA believes that it is currently in compliance with applicable anti-money laundering and anti-terrorist financing laws and regulations.

BBVA’s Contacts with Cuba

     To our knowledge, our contacts with, or financial services related to, Cuba are as follows:

Representative Office

     The BBVA Group maintains a representative office in Havana, Cuba, which was established in 1995 and currently has one employee. The representative office’s primary functions are to serve as a local contact point for BBVA’s non-Cuban clients with business interests in Cuba, to undertake activities in connection with the collection of payments from Banco Nacional de Cuba in respect of the loan described below under “Credit Exposure to Banco Nacional de Cuba” and to liaise with Aurea, S.A. (“Aurea”), a company in which BBVA has a minority shareholding, as described below under “Minority Shareholding in Aurea”.

Credit Exposure to Banco Nacional de Cuba

     We have an outstanding credit exposure to Banco Nacional de Cuba, which is in charge of the registration, control and servicing of Cuba’s foreign debt. This exposure arises from the activities of one of our wholly owned subsidiaries, which was engaged in foreign trade with Cuba during the 1990s. Such subsidiary does not currently engage in any activity other than the collection of repayments from Banco Nacional de Cuba under the restructured loan described below.

     In 2003, Banco Nacional de Cuba assumed the outstanding amounts owed to our aforementioned wholly owned subsidiary by its Cuban trading counterparties. These outstanding debts were restructured in October 2003 in the form of a €42.2 million amortizing loan to Banco Nacional de Cuba, maturing in 2008. The first amortization payment was received on June 30, 2005, with each subsequently scheduled quarterly amortization payment having been made to date. The loan is secured by certificates of deposit issued by a Cuban government-controlled company. We have written off the unsecured amount of the restructured loan in accordance with our credit risk criteria.

Minority Shareholding in Aurea

     As indicated in Part III of Exhibit 8.1 to the 2005 Form 20-F, we hold a 49.0% interest in Aurea, a Cuban company whose sole activity is to operate a commercial property in Havana, Cuba for a period of 25 years ending in 2022. BBVA’s minority shareholding in Aurea was initially acquired by Argentaria, one of our predecessor entities, in 1997. We account for our interest in Aurea using the equity method and do not participate in the management of Aurea. At December 31, 2005, our net equity investment in Aurea was carried on our balance sheet under IFRS at approximately €4.8 million (equivalent to approximately $5.7 million).

     At December 31, 2005, Aurea had total assets of approximately €11.9 million, and for the year ended December 31, 2005, Aurea had net income of approximately €59 thousand, derived from rental and related income generated by the commercial property, totaling approximately €1.5 million for the year ended December 31, 2005. At December 31, 2005, Aurea had seven employees. Since Aurea is accounted for using the equity method, these employees are not considered employees of the consolidated BBVA Group, presented on page 91 of the 2005 Form 20-F.

     The Cuban government, through Oficina del Historiador de la Ciudad de la Habana, holds 51.0% of the share capital of Aurea.

Banking Activities

     BBVA’s banking activities relating to Cuba are mainly conducted by its Paris branch (“BBVA Paris”). Such banking activities are conducted with two types of counterparties: (i) certain Cuban banks and (ii) members of Cuba’s largest corporate group of companies, which are ultimately owned by the Cuban government.

  Cuban Banks. Our contacts with Cuban banks relate to: letters of credit; correspondent relationships; currency transfers; and deposit and foreign exchange transactions.

    Letters of Credit. In connection with their exportation of goods to Cuba, certain of our clients are issued letters of credit by Cuban banks. Our credit exposure to Cuban banks arises from loans made by us to our clients that are secured by letters of credit issued to them by Cuban banks in connection with their exportation of goods to Cuba.

    As a matter of policy, we require that all letters of credit from     Cuban banks in respect of which we have credit exposure be partially or fully cash collateralized through deposits made by the relevant Cuban banks with BBVA Paris. At July 31, 2006, we had credit exposure in an aggregate amount of approximately €27.8 million (0.01% of our total credit exposure at such date) in respect of letters of credit issued by Cuban banks, of which approximately €23.9 million was secured by cash collateral deposited by the relevant Cuban banks with BBVA Paris.

    Correspondent Relationships. We have, as is customary in the banking sector, correspondent relationships with banks in a number of different countries, including Cuba, for purposes of effecting money transfers and making or receiving payments on behalf of our clients.

    Currency Transfers. Only one Cuban bank, which is government-controlled, is authorized by the Cuban central bank to transfer currency outside of Cuba. BBVA provides services to such bank by purchasing hard currency and travelers checks transferred by such entity outside Cuba for conversion into other currencies. From January 1, 2006 through July 31, 2006, BBVA Paris, which was the principal provider of these services, earned a total of approximately €135 thousand in spreads and commissions relating to such services.

    Deposit and Foreign Exchange Transactions. In addition to the cash collateral deposited with BBVA in connection with letters of credit described above, BBVA maintains deposits from the aforementioned Cuban government-controlled bank that is authorized by the Cuban government to transfer currency outside Cuba and provides foreign exchange services for such entity from time to time. From January 1, 2006 through July 31, 2006, BBVA conducted foreign exchange transactions, generating a total of approximately €160 thousand in spreads and commissions, and deposit transactions, generating a total of approximately €7 thousand in fees.

  Cuban Companies. BBVA, mainly through BBVA Paris, provides banking services to a Cuban government-controlled corporate group of companies engaged in retail sales, real estate, travel agency services, jewelry, service stations and the remittance of funds to Cuba from abroad. BBVA Paris provides check settlement services to the group companies for checks received in connection with their provision of goods and services outside Cuba. During the seven months ended July 31, 2006, the average daily amount on deposit by such companies at BBVA Paris was approximately €0.7 million. In addition, BBVA Paris transfers to Cuba, through its correspondent relationship with a Cuban government-controlled bank, the remittances collected by companies engaged in the remittance of funds to Cuba. From January 1, 2006 through July 31, 2006, the amount of remittances transferred through BBVA Paris generated a total of approximately €139 thousand in fees.

     No financing is provided for Cuban military purposes, nor, to our knowledge, are dual use items funded from BBVA loans.

BBVA’s Contacts with Iran

     To our knowledge, our contacts with, or financial services related to, Iran are as follows:

Representative Office

     We maintain a representative office in Tehran, Iran, which was established in 1998 and currently has two employees. In light of recent developments in Iran, BBVA intends to close its representative office in the second half of 2006.

Banking Activities
  Correspondent Relationships. We have, as is customary in the banking sector, correspondent relationships with banks in a number of different countries, including Iran, for purposes of effecting money transfers and making or receiving payments on behalf of our clients.

  Deposit from Iranian Financial Institution. An Iranian bank has maintained time deposits in euro with BBVA in Spain. During the seven months ended July 31, 2006, the average daily amount on deposit by such bank was €35 million.

  Financing Activities. As described above with respect to Cuba, we also have credit exposure to various Iranian government-controlled banks arising from letters of credit issued by such Iranian banks to our clients in connection with our clients’ exportation of goods to Iran. Such letters of credit are used to secure our loans to our clients in order to finance their export activities.

  The maximum amount of any loan granted to our clients is limited   to the amount of the letter of credit securing such loan. Moreover, our loans to clients in connection with their exportation of goods to Iran are generally insured, for amounts up to 90.0% of the amount of the loan, by export credit and investment insurance companies. At June 30, 2006, we had outstanding approximately €148 million in loans relating to our clients’ exportation of goods to Iran, of which approximately €142 million was insured by export credit and investment insurance companies.

  With respect to the March 15, 2005 news article referred to by the Staff that states that a subsidiary of BBVA and the Export Development Bank of Iran will jointly finance importing from Iran, we believe the Staff is referring to an article relating to a bilateral trade agreement entered into between the governments of Venezuela and Iran. In connection with such agreement, BBVA’s Venezuelan banking subsidiary, together with other large Venezuelan banks, entered into a framework agreement dated February 2005 relating to the extension of credit to Venezuelan firms engaged in trade with Iran. Such framework agreement had a term of six months, expiring in August 2005, during which period neither BBVA nor its Venezuelan subsidiary financed any trade between Venezuela and Iran.

No financing is provided for Iranian military purposes, nor, to our knowledge, are dual use items funded from BBVA loans.

2.	Discuss for us the materiality to you of your contacts with Cuba and Iran, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorism-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba and Iran.

     In assessing the materiality of BBVA’s contacts with Cuba and Iran, we have considered both quantitative and qualitative factors. For the reasons we describe below, we believe that our contacts with Cuba and Iran, individually and in the aggregate, are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in such countries upon our reputation and share value.

     In addition to the qualitative factors we considered in making our analysis, we are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state-invested money are required to report on investments in companies which do business with, or have ties to, countries identified by the U.S. Secretary of State as state sponsors of international terrorism, including Cuba and Iran. Although recognizing the sentiment expressed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Cuba or Iran.

Cuba

     In quantitative terms, as is evident from our response to Comment 1 above, we believe that our contacts with Cuba, individually and in the aggregate, are not quantitatively material.

     With respect to our interest in Aurea, because we have only a 49.0% stake in Aurea, we account for it using the equity method. Therefore, any accounting impact relating to Aurea corresponds to our share in its net income and any impact that there may be on our shareholders’ equity regarding our investment in Aurea. The approximately €29 thousand of income recorded in 2005 from Aurea and our net investment in Aurea of approximately €4.8 million at December 31, 2005, are each de minimis compared to our net operating income of approximately €6.8 billion for the year ended December 31, 2005 and our total assets of approximately €392 billion at December 31, 2005, respectively.

     Our gross outstanding credit exposure to Cuba represented 0.001% and 0.002% of our total amount of net foreign country outstandings at June 30, 2006 and December 31, 2005, respectively. Please bear in mind that, as described on page 48 of the 2005 Form 20-F, the total amount of net foreign country outstandings represents the sum of our cross-border outstandings where such outstandings in a borrower’s country exceeded 1.0% of our total assets. Even in the event of a hypothetical loss of the full amount of our credit exposure to Cuba, there would have been no material impact on our results of operations or financial condition as at or for the periods referred to above, and there would be no material impact in subsequent periods, particularly since the substantial majority of our credit exposure to Cuba is either fully secured through cash collateralizations or written off in accordance with BBVA’s credit risk criteria. Moreover, the amount of spreads, fees and commissions generated by our banking activities related to Cuban government-controlled banks and companies, as indicated in our response to Comment 1 above, is de minimis in relation to our total fee and commission income, which totaled approximately €4.7 billion for the year ended December 31, 2005. Similarly, the small balances of deposits from such Cuban banks and companies have made no material contribution to our results of operations or financial condition in the same period and at the same date, nor are they expected to have any material impact in subsequent periods.

     Further, we do not believe that any of our past, current or anticipated contacts with Cuba would be qualitatively material to a reasonable investor making an investment decision about our shares. We believe that any reasonable investor would expect a bank like ours to have business and correspondent banking relationships throughout the world in countries with which the Spanish government maintains normal commercial relations, to have credit exposure in connection with the trading activities of our Spanish and other clients throughout the world, and, in the course of conducting our business in Spain and elsewhere, to have deposits under custody from institutions from any number of countries abroad. To the extent Cuba is among the countries with which we have these customary banking relationships, we do not believe a reasonable investor would consider this material in making an investment decision about our shares.

Iran

     In quantitative terms, as is also evident from our response to Comment 1 above, we believe that our contacts with Iran, individually and in the aggregate, are not quantitatively material. Our gross and net (of export credit and investment insurance) outstanding credit exposure to Iran represented 0.038% and 0.002%, respectively, of our total amount of net foreign country outstandings at June 30, 2006 and 0.046% and 0.006%, respectively, of our total amount of net foreign country outstandings at December 31, 2005. Even in the event of a hypothetical loss of the full amount of our credit exposure to Iran, there would have been no material impact on our results of operations or financial condition as at or for the periods referred to above, and there would be no material impact in subsequent periods. Similarly, the small balances of deposits from the Iranian bank have made no material contribution to our results of operations or financial condition in the same period and at the same date, nor are they expected to have any material impact in subsequent periods.

     Further, we do not believe that any of our other past or current contacts with Iran would be qualitatively material to a reasonable investor making an investment decision about our shares. As noted above, we intend to close our representative office in Tehran. Also, as explained above with respect to Cuba, we believe that any reasonable investor would expect a bank like ours to have correspondent banking relationships throughout the world, consistent with the normal commercial relations maintained by the Spanish government, to have credit exposure in respect of letters of credit in connection with the trading activities of our Spanish and other clients with such countries, and, in the course of conducting our business in Spain and elsewhere, to have deposits under custody from institutions from any number of countries abroad. To the extent Iran is among the countries with which we have these customary banking relationships, we do not believe a reasonable investor would consider this material in making an investment decision about our shares.